Exhibit 1

GARY M.S. CHAD, Q.C.
Senior Vice-President,
Chief Legal Officer and
Corporate Secretary

CAMECO CORPORATION
Corporate Office
May 15, 2013	2121 - 11th Street West
Saskatoon, Saskatchewan
Canada S7M 1J3
Canadian Securities Administrators

Tel 306.956.6303
Fax 306.956.6312
www.cameco.com

Cameco Corporation

Annual Meeting May 14, 2013

Report of Voting Results

Under National Instrument 51-102

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Cameco Corporation (the “Corporation”) held on May 14, 2013. Each of the matters set forth below is described in greater detail in the Notice for the Meeting and Management Proxy Circular mailed to Shareholders prior to the Meeting.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

The following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

Ian Bruce	Tim Gitzel
Daniel Camus	James Gowans
John Clappison	Nancy Hopkins
Joe Colvin	Anne McLellan
James Curtiss	Neil McMillan
Donald Deranger	Victor Zaleschuk

If a ballot vote had been taken, based upon proxy votes by Shareholders received by the Corporation, the voting results for the election of directors, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, would have been:

May 15, 2013

Vote Results Before Reduction of Non-resident Vote:

Nominee	Votes For	% Votes For	Withheld	% Votes Withheld
Ian Bruce	221,432,749	97.10%	6,616,400	2.90%
Daniel Camus	209,438,005	91.84%	18,611,144	8.16%
John Clappison	212,129,076	93.02%	15,920,073	6.98%
Joe Colvin	220,988,844	96.90%	7,060,305	3.10%
James Curtiss	211,811,083	92.88%	16,238,066	7.12%
Donald Deranger	193,028,190	84.64%	35,020,959	15.36%
Tim Gitzel	221,195,481	96.99%	6,853,668	3.01%
James Gowans	221,415,419	97.09%	6,633,730	2.91%
Nancy Hopkins	221,118,654	96.96%	6,930,495	3.04%
Anne McLellan	211,559,020	92.77%	16,490,129	7.23%
Neil McMillan	206,814,849	90.69%	21,234,300	9.31%
Victor Zaleschuk	221,012,336	96.91%	7,036,813	3.09%

Vote Results After Reduction of Non-resident Vote to 25%:

Nominee	Votes For	% Votes For	Withheld	% Votes Withheld
Ian Bruce	203,484,733	96.90%	6,514,618	3.10%
Daniel Camus	191,938,445	91.40%	18,060,906	8.60%
John Clappison	194,181,330	92.47%	15,818,021	7.53%
Joe Colvin	203,074,784	96.70%	6,924,568	3.30%
James Curtiss	193,893,634	92.33%	16,105,717	7.67%
Donald Deranger	178,640,791	85.07%	31,358,560	14.93%
Tim Gitzel	203,242,515	96.78%	6,756,836	3.22%
James Gowans	203,467,767	96.89%	6,531,585	3.11%
Nancy Hopkins	203,175,923	96.75%	6,823,429	3.25%
Anne McLellan	193,697,176	92.24%	16,302,175	7.76%
Neil McMillan	189,026,316	90.01%	20,973,036	9.99%
Victor Zaleschuk	203,061,771	96.70%	6,937,581	3.30%

Item 2: Appointment of Auditors

By a vote by way of show of hands, KPMG LLP was appointed auditors of the Corporation to hold office until the next annual meeting of Shareholders, or until their successors are appointed.

If a ballot vote had been taken, based upon proxy votes by Shareholders received by the Corporation, the voting results for appointment of auditors, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, would have been:

May 15, 2013

Vote Results Before Reduction of Non-resident Vote:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
244,171,164	97.73%	5,677,901	2.27%

Vote Results After Reduction of Non-resident Vote to 25%:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
204,570,635	97.41%	5,428,716	2.59%

Item 3: Executive Compensation

On a vote by ballot, an advisory resolution was passed accepting the approach to executive compensation disclosed in Cameco’s Management Proxy Circular delivered in advance of this meeting.

The outcome of the ballot vote, both before and after giving effect to the twenty-five (25%) percent non-resident Shareholder voting restriction, was as follows:

Vote Results Before Reduction of Non-resident Vote:

Votes For	% Votes For	Votes Against	% Votes Against
208,199,996	91.29%	19,853,140	8.71%

Vote Results After Reduction of Non-resident Vote to 25%:

Votes For	% Votes For	Votes Against	% Votes Against
185,369,640	90.60%	19,184,716	9.40%

Cameco Corporation

By:	“Gary M. S. Chad”
Gary M. S. Chad
Senior Vice-President, Chief Legal Officer
and Corporate Secretary